FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of July, 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: October 12, 2005

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date: October 12, 2005

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: October 12, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 July 2005 - 31 July 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                               289,887

Current Balance - Trust Mortgage Assets                     (GBP)26,974,563,095

Current Balance - Trust Cash and other Assets               (GBP)1,310,134,550

Last Months Closing Trust Assets                            (GBP)30,137,006,836

Funding share                                               (GBP)17,707,131,746

Funding 2 share                                             (GBP)7,885,265,191

Funding and Funding 2 share                                 (GBP)25,592,396,937

Funding and Funding 2 Share Percentage                         90.48%

Seller Share*                                               (GBP)2,692,300,707

Seller Share Percentage                                         9.52%

Minimum Seller Share (Amount)*                              (GBP)1,729,168,861

Minimum Seller Share (% of Total)                               6.11%

Excess Spread last quarter annualised (% of Total)              0.43%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------------------------
                      Number            Principal (GBP)     Arrears (GBP)      By Principal (%)
< 1 Month             284,561           26,462,062,405            0                    98.10%

> = 1 < 3 Months       4,266              413,451,549         3,527,248                 1.53%

> = 3 < 6 Months        862               80,631,855          1,874,813                 0.30%

> = 6 < 9 Months        169               16,161,410           633,854                  0.06%

> = 9 < 12 Months       27                 2,162,195           132,041                  0.01%

> = 12 Months            2                   93,681             8,758                   0.00%

Total                 289,887           26,974,563,095        6,176,714                100.00%
------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                             Number     Principal (GBP)    Arrears (GBP)

Total (since inception)       543         37,970,947          1,866,351
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                         183

Number Brought Forward                                           128

Repossessed (Current Month)                                      55

Sold (since inception)                                           360

Sold (current month)                                             20

Sale Price / Last Loan Valuation                                1.04

Average Time from Possession to Sale (days)                      130

Average Arrears at Sale                                        (GBP)3,268

Average Principal Loss (Since inception)*                       (GBP)786

Average Principal Loss (current month)**                       (GBP)1,494

MIG Claims Submitted                                              9

MIG Claims Outstanding                                            3

Average Time from Claim to Payment                               53
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

--------------------------------------------------------------------------------
                                               Number        Principal (GBP)

Substituted this period                           0              (GBP)0

Substituted to date (since 26 March 2001)      631,014     (GBP)56,601,148,674
--------------------------------------------------------------------------------


CPR Analysis

--------------------------------------------------------------------------------
                                                              % of CPR

Current Month % of CPR - Removals*                             58.10%

Previous Month % of CPR - Removals*                            62.30%

Current Month % of CPR - Non-Removals**                        41.90%

Previous Month % of CPR - Non-Removals**                       37.70%
--------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions


--------------------------------------------------------------------------------
                                          Monthly            Annualised

Current Month CPR Rate - Total             4.63%               43.37%

Previous Month CPR Rate - Total            6.50%               55.33%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    25.5

Weighted Average Remaining Term (by value) Years                20.67

Average Loan Size                                              (GBP)93,052

Weighted Average LTV (by value)                                75.08%

Weighted Average Indexed LTV (by value)                        66.64%

Non Verified (by value)                                        40.22%
--------------------------------------------------------------------------------


Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                        50.78%

Together (by balance)                                          22.54%

Capped (by balance)                                             0.59%

Variable (by balance)                                          22.41%

Tracker (by balance)                                            3.69%

Total                                                          100.0%
--------------------------------------------------------------------------------

Geographic Analysis
------------------------------------------------------------------------------------------------------------
                      Number            % of Total           Value (GBP)           % of Total
East Anglia            5,726               1.98%             540,355,518                2.00%

East Midlands         20,396               7.04%            1,723,795,595               6.39%

Greater London        34,535              11.91%            5,233,071,161              19.40%

North                 30,669              10.58%            1,881,034,245               6.97%

North West            38,608              13.32%            2,920,397,790              10.83%

Scotland              38,729              13.36%            2,634,350,168               9.77%

South East            42,523              14.67%            5,401,790,250              20.03%

South West            18,386               6.34%            1,926,681,233               7.14%

Wales                 11,872               4.10%             898,779,690                3.33%

West Midlands         18,985               6.55%            1,673,145,072               6.20%

Yorkshire             29,458              10.16%            2,141,162,373               7.94%

Total                 289,887              100%             26,974,563,095              100%
------------------------------------------------------------------------------------------------------------


LTV Levels Breakdown
------------------------------------------------------------------------------------------------------------
                                          Number             Value (GBP)             % of Total
0% < 25%                                  11,466             431,357,723                1.60%

> = 25% < 50%                             35,886            2,672,865,512               9.91%

> = 50% < 55%                             11,235            1,018,880,193               3.78%

> = 55% < 60%                             12,020            1,148,678,651               4.26%

> = 60% < 65%                             13,939            1,408,960,041               5.22%

> = 65% < 70%                             17,015            1,711,191,564               6.34%

> = 70% < 75%                             21,613            2,244,806,002               8.32%

> = 75% < 80%                             21,688            2,474,331,490               9.17%

> = 80% < 85%                             36,656            3,964,734,436              14.70%

> = 85% < 90%                             34,560            3,519,894,077              13.05%

> = 90% < 95%                             53,050            4,531,570,636              16.80%

> = 95% < 100%                            20,139            1,801,341,789               6.68%

> = 100%                                    620              45,950,980                 0.17%

Total                                     289,887           26,974,563,095             100.0%
------------------------------------------------------------------------------------------------------------


Repayment Method
------------------------------------------------------------------------------------------------------------
                                          Number             Value (GBP)             % of Total
Endowment                                 20,577            1,555,188,806               5.77%

Interest Only                             52,418            7,551,556,798              28.00%

Pension Policy                              498              49,293,552                 0.18%

Personal Equity Plan                        893              65,781,703                 0.24%

Repayment                                 215,501           17,752,742,235             65.81%

Total                                     289,887           26,974,563,095             100.00%
------------------------------------------------------------------------------------------------------------


Employment Status
------------------------------------------------------------------------------------------------------------
                                          Number             Value (GBP)             % of Total
Full Time                                 252,501           22,166,342,091             82.17%

Part Time                                  3,772             243,086,441                0.90%

Retired                                     422              13,139,455                 0.05%

Self Employed                             30,325            4,413,907,686              16.36%

Other                                      2,867             138,087,423                0.51%

Total                                     289,887           26,974,563,095             100.00%
------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                              6.84%

Effective Date of Change                                       1 September 2004
--------------------------------------------------------------------------------

Notes     Granite Master Issuer plc - Series 2005-1
------------------------------------------------------------------------------------------------------------
                        Outstanding           Rating            Reference Rate         Margin
                                         Moodys/S&P/Fitch
Series 1

A1                     $571,428,000         Aaa/AAA/AAA             3.47%               0.04%

A2                  (EURO) 714,285,000      Aaa/AAA/AAA             2.16%               0.04%

A3                    $1,100,000,000        Aaa/AAA/AAA             3.51%               0.08%

A4                    $1,100,000,000        Aaa/AAA/AAA             3.53%               0.10%

A5                 (EURO) 1,500,000,000     Aaa/AAA/AAA             2.21%               0.09%

A6                   (GBP)750,000,000       Aaa/AAA/AAA             4.98%               0.12%

B1                     $60,500,000           Aa3/AA/AA              3.56%               0.13%

B2                  (EURO) 80,000,000        Aa3/AA/AA              2.31%               0.19%

B3                   (GBP)55,000,000         Aa3/AA/AA              5.05%               0.19%

M1                     $65,000,000            A2/A/A                3.66%               0.23%

M2                  (EURO) 79,000,000         A2/A/A                2.40%               0.28%

M3                   (GBP)55,000,000          A2/A/A                5.14%               0.28%

C2                 (EURO) 139,000,000      Baa2/BBB/BBB            2.676%               0.56%

C3                   (GBP)60,000,000       Baa2/BBB/BBB             5.42%               0.56%
------------------------------------------------------------------------------------------------------------

Notes     Granite Master Issuer plc - Series 2005-2
------------------------------------------------------------------------------------------------------------
                        Outstanding             Rating            Reference Rate       Margin
                                           Moodys/S&P/Fitch
Series 1

A1                    $975,000,000.00         Aaa/AAA/AAA             3.47%             0.04%

A2                  (GBP)200,000,000.00       Aaa/AAA/AAA             4.92%             0.05%

A3                 (EURO) 660,000,000.00      Aaa/AAA/AAA             2.18%             0.05%

A4                    $800,000,000.00         Aaa/AAA/AAA             3.37%             0.08%

A5                 (EURO) 800,000,000.00      Aaa/AAA/AAA             2.27%             0.14%

A6                   $1,250,000,000.00        Aaa/AAA/AAA             3.42%             0.13%

A7                  (GBP)530,200,000.00       Aaa/AAA/AAA             5.03%             0.16%

A8                  (GBP)250,000,000.00       Aaa/AAA/AAA             5.03%             0.16%

B1                    $90,000,000.00           Aa3/AA/AA              3.43%             0.14%

B2                 (EURO) 62,000,000.00        Aa3/AA/AA              2.33%             0.20%

B3                  (GBP)35,100,000.00         Aa3/AA/AA              5.07%             0.20%

M1                    $95,000,000.00            A2/A/A                3.53%             0.24%

M2                 (EURO) 70,000,000.00         A2/A/A                2.43%             0.30%

M3                  (GBP)28,100,000.00          A2/A/A                5.19%             0.32%

C1                    $90,000,000.00          Baa2/BBB/BBB            3.79%             0.50%

C2                 (EURO) 131,700,000.00      Baa2/BBB/BBB            2.68%             0.55%
------------------------------------------------------------------------------------------------------------


Credit Enhancement
------------------------------------------------------------------------------------------------------------
                                                                                    % of Notes Outstanding
Class B and M Notes ((GBP) Equivalent)                            (GBP)542,329,266           6.58%

Class C Notes ((GBP) Equivalent)                                  (GBP)296,552,943           3.60%
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                                                                                     % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)                            (GBP)542,329,266           6.88%

Class C Notes ((GBP) Equivalent)                                  (GBP)296,552,943           3.76%
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Programme Reserve Required Percent                                                           1.65%

Programme Reserve Required Amount                                  (GBP)133,919,047          1.70%

Balance Brought Forward                                            (GBP)138,563,551          1.76%

Drawings this Period                                                 (2,644,505)            -0.03%

 *Additions this period                                                 (GBP)0               0.00%

Current Balance of Funding 2 & Granite Master Issuer Reserve Fund   (GBP)135,919,046         1.72%

Excess Spread this Period                                            (GBP)1,429,148          0.02%

------------------------------------------------------------------------------------------------------------

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.